**The Anzu Board's Reasons for the Business Combination**

The Anzu Board, in evaluating the Business Combination, consulted with its management and financial, legal, tax and accounting advisors. In reaching its unanimous resolution (a) that it was fair to and in the best interests of Anzu and its stockholders, and that it was advisable, to enter into the Business Combination Agreement and the ancillary documents to which Anzu is or will be a party and to consummate the transactions contemplated thereby (including the Merger), (b) to adopt and approve the execution, delivery and performance by Anzu of the Business Combination Agreement, the ancillary documents to which Anzu is or will be a party and the transactions contemplated thereby (including the Merger), (c) to recommend that the Anzu stockholders entitled to vote thereon vote in favor of each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal and (d) to direct that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive  Plan Proposal, the ESPP Proposal and the Adjournment Proposal be submitted to the Anzu stockholders   for approval, the Anzu Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection  with
its evaluation of the Business Combination, the Anzu Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Anzu Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Anzu Board's reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "*Cautionary Note Regarding Forward- Looking Statements.*"

The Anzu Board considered a number of factors pertaining to Envoy and the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

A. *Differentiated product.* Envoy is in development of the Acclaim implant device, which may be the first fully implanted cochlear implant commercialized in the United States and one with longer expected battery life than existing competitors. In addition, the Anzu Board believes that the Acclaim implant device is the first hearing-focused device to have received FDA Breakthrough Device designation.

B. *Large addressable market with opportunity for organic growth*. The Anzu Board's belief that Envoy is a leading innovator in an attractive industry with strong growth prospects. Envoy competes in a market estimated at over $80 billion in untapped potential market opportunity in the United States. Further, based on industry data, almost 3 million adults in the United States suffer moderate to profound hearing loss and may be candidates for cochlear implants, but only 5-8% of  the people that could benefit from an implantable hearing solution have received one (based on industry sources and market research).

C. *Valuation.* The Anzu Board did not receive or rely on financial projections for Envoy in considering the valuation of Envoy beyond the anticipated cost to reach FDA approval of the Acclaim device. Rather, the Anzu Board considered, among other factors, the size of the addressable market for the Acclaim implant device, the revenues, earnings and market capitalizations of the incumbent competitors currently selling partially-implanted devices (such as Cochlear Ltd, Demant (CSE: DEMANT) subsidiary Oticon and Sonova (SWX: SOON) subsidiary Advanced Bionics,
all of which are publicly traded), the relative advantages of the fully-implanted Acclaim implant device should it receive regulatory approval, and the capture of market share by analogous medical device companies with transformative technologies. When considering comparable companies,
the Anzu Board elected not to use Amplifon (MIL: AMP) (which is publicly traded but does not sell cochlear implants) and MED-EL (which sells cochlear implants but is not publicly traded). The

Anzu Board could not identify any publicly traded cochlear implant companies with smaller market capitalizations to use as comparables for Envoy. Based on the selected peer companies, the Anzu Board considered what discount level would be sufficient to reflect the early-stage development of Envoy relative to its publicly traded peers, the technological risks associated with an early stage device, and the fact that Envoy does not have a currently commercialized business, unlike its publicly traded peers. Envoy has been valued at less than 5% of Cochlear Ltd (ASX: COH); market capitalization of $10.2 billion and enterprise value of $10.0 billion as of February 22, 2023), which is the most analogous incumbent as a pure-play cochlear company. The Anzu Board considered Envoy's valuation at less than 5% of Cochlear Ltd to be reasonable based on Anzu management's assumptions discussed below.

For context, the Anzu Board believes that Cochlear Ltd represents approximately 60% of the global market for cochlear implants, while Demant and Sonova both sell a variety of hearing devices, with cochlear implants representing a minority of their overall publicly reported sales. In addition, the Anzu Board assumed that Envoy would have comparable gross margins to Cochlear Ltd, whose gross margins are slightly higher than the more diversified peers that also sell lower margin devices. The Anzu Board did not make a forecast based on earnings because Envoy may or may not be profitable overall in the relevant time period considered by the Anzu Board.

In addition, the Anzu Board considered whether Envoy could reasonably achieve the financial scale required to create value for Anzu stockholders over time. The Anzu Board considered a range of scenarios, with Anzu management's assumptions around Envoy's potential market share of cochlear implants and potential revenue in future years and the multiple of revenue at which Envoy might trade. As Because Envoy does not yet have an FDA-approved and commercialized cochlear device, it was necessary for Anzu management to make assumptions regarding the market share Envoy could capture assuming it had an FDA-approved and commercialized fully-implanted cochlear device. As a result, the Anzu Board considered several scenarios, taking into consideration the competitive dynamics in the industry and relative advantages of Envoy's fully-implanted cochlear device as compared to the incumbent competitors' devices. All of the scenarios considered were based on Anzu management's assumptions.

As an example only, and not based upon any projections provided by Envoy, to be conservative, if Envoy received revenue of $25,000 per cochlear implant (consistent with the pricing of the incumbent partially implanted devices),[1] then it would need to sell approximately 2,000 cochlear implants per year to achieve $50 million in revenue. Based on data from the American Cochlear Implant Alliance, achieving the sale of 2,000 cochlear implants per year would translate to approximately 5% market share in 2028, which may be the first full year of commercialization.[2] Anzu management's assumption that Envoy could capture 5% market share was based upon the facts that (1) it represents approximately one-third of the current estimated market share of Sonova (the third largest incumbent) and (2) the publicly announced decision by Demant to exit the cochlear market. As a result, the Anzu Board determined that the assumption was reasonable. If Envoy were to be valued at a similar revenue multiple to Cochlear Ltd (due to a similar product mix and a similar gross margin profile), based on these assumptions Envoy would be valued at $500 million. To be conservative, the Anzu Board also determined not to use the revenue multiple for Inspire Medical Systems Inc. (NASDAQ: INSP), which is higher than the revenue multiple for Cochlear Ltd. Inspire is a potential comparable for Envoy because Inspire sells a similarly disruptive fully implanted medical device that is displacing external medical devices in the sleep apnea space. At a $150 million entry valuation for Envoy, the potential return to Anzu stockholders exceeded 18% internal rate of return from 2023 to 2028 based on these assumptions, which the Anzu Board believed was an acceptable rate of return for the risks involved. The Anzu Board believed this valuation reflected a significant discount that was sufficient to establish an attractive entry point for Anzu stockholders. Given these factors, the Anzu Board concluded that the valuation of Envoy represented a reasonable entry valuation for Anzu's stockholders.

In the range of scenarios considered, one upside scenario considered was capturing approximately

15% market share (which approximately represents Sonova's market share in the cochlear market), and one downside scenario considered was only selling enough devices to result in maintaining a flat enterprise value.

- For the upside scenario, if Envoy sold 6,000 cochlear devices in 2028 (representing approximately 15% market share, likely through taking share from existing external cochlear devices), then the implied revenue would be approximately $150 million. In this upside

scenario, at a $150 million

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[1]     Source: Nassiri A, et al; *Current Estimates of Cochlear Implant Utilization in the United States*; NATIONAL INSTITUTE OF HEALTH (https://pubmed.ncbi.nlm.nih.gov/35261379/), presenting data from a private marketing report that characterizes U.S. cochlear implant utilization and the cochlear implant market growth.

[2]     Source: *What is a Cochlear Implant?*; AMERICAN COCHLEAR IMPLANT ALLIANCE (https://www.acialliance.org/page/CochlearImplant), summarizing cochlear implants, the benefits of cochlear implants and statistics surrounding the cochlear implants.

entry valuation for Envoy, the potential return to Anzu stockholders exceeded 40% internal rate of return from 2023 to 2028.

- For the downside scenario, if Envoy sold approximately 950 cochlear devices in 2028 (representing slightly less than 2.5% market share), then the implied revenue would be $20 – 25 million. In this scenario, at a $150 million entry valuation for Envoy, the potential return to Anzu stockholders is flat (i.e. zero percent internal rate of return) from 2023 to 2028.

The scenarios considered also included a severe upside scenario and a severe downside scenario.

- In the severe upside scenario, the Acclaim device becomes the most prevalent or second-most prevalent cochlear implant in the market (displacing Cochlear Ltd and/or MED-EL), and the stockholder value results may exceed the upside scenario outlined above.

- In the severe downside scenario, the Acclaim device is not approved by the FDA, and stockholder value loss (up to potentially all value) may occur.

Across the scenarios, the Anzu Board elected not to vary the revenue multiple because the product mix and gross margin profile of Envoy are anticipated to remain comparable to Cochlear Ltd.

D. *Post-closing economic interest in New Envoy*. The fact that, if the Business Combination were consummated, Anzu stockholders (other than Anzu stockholders that sought redemption of the Anzu Class A Common Stock) would have a substantial economic interest in New Envoy and, as a result, would have a continuing opportunity to benefit from the success of New Envoy following the consummation of the Business Combination.

E. *Early feasibility study.* The fact that the Acclaim implant device was accepted into the FDA's early feasibility study program, which allows for more rapid design changes on a shorter review period. Three patients were implanted with Acclaim implant devices in late 2022, and the Anzu Board is not presently aware of any reported severe adverse events (SAEs) arising from the implants.
It is expected that, following an early feasibility study, if sufficiently successful, Envoy may be able go straight to Pivotal Clinical Trials, the final step before potential FDA approval. Diligence
conducted by third-party industry-relevant consultants noted that proposed indications and primary endpoints for the FDA approval study are nearly identical to the two most-recently approved cochlear implant studies, which allowed Anzu management and the Anzu Board to reach their conclusion regarding the possibility of FDA approval.

F. *Promising diligence regarding potential timing for FDA approval and for reimbursement.* Based on information provided by independent diligence conducted by industry-relevant consultants, subject to successfully completing the clinical trial program, Anzu management advised the Anzu Board that the potential FDA approval for the Acclaim implant device could come as early as 2026, and that there is a realistic possibility of the Acclaim implant device being reimbursable by insurance and/or Medicare given the existing reimbursement infrastructure around incumbent partially-implanted products. Even if the FDA decides not to create a new product code for the Acclaim device, it was noted that the Acclaim can leverage existing robust reimbursement infrastructure to reduce commercialization frictions and risks to provider revenue and that there are achievable paths to Medicare payment premiums for Acclaim under new technology payment programs. While neither FDA approval nor payment premiums can be assured, the Anzu Board found this information informative in considering the proposed Business Combination.

G. *Experienced medical device team*. The Anzu Board's belief that Envoy has a strong management team in the health and medical device industries, led by Mr. Lucas and including Dr. Phil Segal,
Ph.D., Vice President of Implant Technology and Training with over 35 years of cochlear implant experience, and Tom Hoegh, Director of Engineering with over 25 years in the medical device industry. We believe that this team, together with a strong Advisory Board made up of

Audiologists and Surgeons, intends to remain with New Envoy, which is expected to provide important continuity in advancing Envoy's strategic and growth goals.

H.  *Intellectual property portfolio*. Envoy's intellectual property portfolio, including over 55 pending and granted patents covering key aspects of Envoy's technology, which provides a strong platform on which to grow Envoy's business. Based on diligence conducted prior to signing the Business Combination Agreement, Anzu's Board is not aware of patents that Envoy could be infringing through its current products, including the Acclaim implant device.

I. *Transaction proceeds and capital efficiency*. The fact that the Business Combination is expected to provide approximately $55 million of gross proceeds to New Envoy, assuming no redemptions by the Anzu stockholders of their shares of Anzu Class A Common Stock, to provide funding for Envoy's continuing development. In addition, because the Envoy business plan does not presently call for large one-time expenditures (beyond expenses related to the Business Combination), the pace of capital consumption by New Envoy should be resilient even if there is less than $55 million of gross proceeds at Closing due to partial redemptions by the Anzu stockholders of their shares of Anzu Class A Common Stock.

J. *Other alternatives*. The Anzu Board's belief that, after a thorough review of other business combination opportunities reasonably available to Anzu, the Business Combination represents the best potential business combination for Anzu and its stockholders based upon the process utilized to evaluate and assess other potential business combination targets, and the Anzu Board's belief that such process has not presented a better alternative.

K. *Negotiated transaction*. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm's length negotiations.

L. *Dissenters' rights termination provision.* The fact that Anzu has the right to terminate the Business Combination Agreement in the event more than 5% of the outstanding capital stock of Envoy exercises dissenters' rights with respect to the Business Combination.

The Anzu Board also considered a variety of uncertainties and risks and other potentially negative factors related to Envoy's business and prospects and related to the Business Combination including, but not limited to, the following:

A. *Risk that benefits, including FDA approval, marketability and the ability of reimbursement may not be achieved*. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe. In particular, the efficacy and safety of the Acclaim implant device remains subject to clinical trials and FDA approval, the timing or receipt of which are uncertain, as well as the fact that the Acclaim implant device may not be reimbursable, which could significantly limit its marketability and ability to penetrate and succeed in addressing the large market available. In addition, in the event that clinical trials, FDA approval, or reimbursement approval are delayed, it is possible that a competitor could come to market with a fully implanted cochlear implant in the United States before Envoy.

B. *Redemption risk*. The potential that a significant number of Anzu stockholders elect to redeem their shares of Anzu Class A Common Stock prior to the consummation of the Business Combination and pursuant to the Current Charter, which would reduce the gross proceeds to New Envoy from the Business Combination, which could hinder New Envoy's ability to continue its development.

C. *Exclusivity*. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Anzu from soliciting other business combination proposals, which restricts Anzu's ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

D. *Stockholder vote*. The risk that holders of Anzu Class A Common Stock may fail to provide the votes necessary to approve the Charter Proposal, impacting the consummation of the Business Combination.

E. *Macroeconomic risks*. The risk that the future financial performance of New Envoy may not meet the Anzu Board's expectations due to factors in New Envoy's control or out of its control, including economic cycles or other macroeconomic factors.

F. *Regulatory risks*. New Envoy plans to operate in the regulated area of medical devices, and changes in regulation or related legislation may hinder New Envoy's ability to develop and commercialize its products.

G. *Limitations of review*. The Anzu Board considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the consideration to be received by the Anzu stockholders is fair to Anzu or its stockholders from a financial point of view.

H. *Closing conditions*. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Envoy's control, including approval by Anzu stockholders and Anzu's continued listing on a national securities exchange.

I. *Post-Business Combination corporate governance*. The fact that the New Envoy Board will be classified and that all of New Envoy's directors will not be elected annually.

J. *Litigation challenging the Business Combination.* The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

K. *Ongoing litigation.* Ongoing litigation relating to certain directors and officers of Envoy.

L. *Dissenting shares*. The risk that a significant percentage of Envoy's stockholders may exercise dissenters' rights under Minnesota law.

M. *Fees and expenses*. The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

In addition to considering the factors described above, the Anzu Board also considered other factors including, without limitation:

N. *Interests of certain persons*. The Sponsor, the members of the Anzu Board and executive officers of Anzu and the Sponsor have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Anzu stockholders generally. The Anzu Board reviewed and considered these interests during the negotiation of the Business Combination Agreement and in evaluating and unanimously approving, as members of the Anzu Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. See "*Interests of the Sponsor and Anzu's Directors and Officers in the Business Combination*" and "*Risk Factors — Risks Related to the Business Combination. Since the Sponsor and Anzu's officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Envoy is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.*"

O. *Other risks*. The various risks associated with the Business Combination, the business of Envoy, including New Envoy, and the business of Anzu, as described in the section entitled "Risk Factors" of this proxy statement/prospectus.

The Anzu Board concluded that the potential benefits expected to be received by Anzu and its stockholders as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, the Anzu Board unanimously resolved (a) that it was fair to and in the best interests of Anzu and its stockholders, and that it was advisable, to enter into the Business Combination Agreement and the ancillary documents to which Anzu is or will be a party and to consummate the transactions contemplated thereby (including the Merger), (b) to adopt and approve the execution, delivery and performance by Anzu of the Business Combination Agreement, the ancillary documents to which Anzu is or will be a party and the transactions contemplated thereby (including the Merger), (c) to recommend that the Anzu stockholders entitled to vote thereon vote in favor of each of

Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal and (d) to direct that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal be submitted to the Anzu stockholders for approval.